UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

Îlot Saint-Joseph, Bureaux Convergence
12ter Quai Perrache
69002 Lyon, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Securities Purchase Agreement

On April 29, 2026, Valneva SE (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investors named therein (each an “Investor,” and together, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors in a private placement (the “Private Placement”) 15,893,817 new ordinary shares of the Company (the “New Shares”), nominal value €0.15 per share (“Ordinary Share”), each New Share with a warrant attached (a “Warrant” and, together with the New Share to which it is attached, an “ABSA”, or Actions à Bons de Souscription d'Actions) exercisable for one Ordinary Share at a subscription price of €2.33 per ABSA, as part of a share capital increase for an amount of €37 million. If all the Warrants attached to the New Shares are exercised, up to 15,893,817 additional new ordinary shares (the “Warrant Shares”) will be issued by the Company for an aggregate capital increase amount of approximately €47 million.

Each Warrant entitles its holder to subscribe to one Warrant Share at an exercise price of €2.96 per Warrant Share, representing a premium of 25% to the volume‑weighted average price of the Ordinary Shares on the regulated market of Euronext Paris over the three trading days preceding the setting of such issue price, i.e. April 27, 28 and 29, 2026 (i.e. €2.37), subject to standard adjustments. The Warrants may be exercised, in whole or in part, for cash, at any time from the business day immediately following their issuance to the earlier of (i) the 30th calendar day following receipt by the Company of the FDA regulatory approval for its investigational 6-valent OspA-based Lyme disease vaccine candidate (LB6V, formerly known as VLA15) (the “FDA Approval”) and (ii) the third business day (included) prior to March 31, 2028 (the “Maturity Date” and such period, the “Exercise Period”). If, as of March 1, 2028, the FDA Approval has not been obtained by the Company, the Maturity Date shall automatically be extended to September 30, 2028 and the Exercise Period shall be correspondingly extended.

The Warrants provide that the holder will not have the right to exercise any portion of its Warrants if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”). The holder may increase or decrease the Beneficial Ownership Limitation, provided that (i) to the extent required by the French foreign direct investment regime (“French FDI Regime”), the holder may only increase the Beneficial Ownership Limitation above 9.99% if the holder has obtained from the French Ministry of Economy through an authorization request or prior notification, in accordance with the French FDI Regime and (ii) in no event will the Beneficial Ownership Limitation exceed 19.99%. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company.

Jefferies LLC, Jefferies GmbH, TD Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Stifel Europe Securities SAS, acted as Global Coordinators, Van Lanschot Kempen (USA) Inc. and Van Lanschot Kempen N.V., together with the Global Coordinators, acted as Joint Bookrunnners and placement agents in connection with the Private Placement. The Company has agreed to pay the placement agents customary placement fees. Jefferies GmbH acted as settlement agent in connection with the Private Placement.

The Private Placement is expected to close on May 5, 2026 (the “Closing Date”). The Company intends to use the net proceeds from the Private Placement, together with its existing cash, to (i) advance its existing pipeline of differentiated vaccine candidates, maximize growth of its cash-generating commercial business and (ii) for working capital and general corporate purposes.

The securities to be issued by the Company in the Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent effective registration or an applicable exemption from registration requirements. The securities to be issued by the Company in the Private Placement have been, or will be, issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder.

The foregoing descriptions of the Securities Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the form of Securities Purchase Agreement (including the terms and conditions of the Warrants included as Exhibit B thereto), a copy of which is filed as Exhibit 99.1 hereto, and incorporated by reference herein.

Registration Rights Agreement

On April 29, 2026, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company agreed to register the New Shares and Warrant Shares for resale (together, the “Registrable Securities”). Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale of the Registrable Securities by no later than 30 days after the Closing Date (the “Filing Deadline”) and to use reasonable best efforts to cause such registration statement to be declared effective as soon as practicable, but no later than the earlier of (a) the 60th calendar day following the initial filing date of the registration statement if the U.S. Securities and Exchange Commission (the “SEC”) notifies the Company that it will “review” the registration statement and (b) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the initial registration statement will not be “reviewed” or will not be subject to further review(the “Effectiveness Deadline”). The Company also agreed to use reasonable efforts to keep such registration statement continuously effective until the date the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Company has agreed to be responsible for all reasonable fees and expenses incurred in connection with the registration of the Registrable Securities.

In the event (i) the registration statement has not been filed by the Filing Deadline, (ii) the registration statement has not been declared effective by the Effectiveness Deadline, (iii) a new registration statement has not been timely filed or declare effective pursuant to the Registration Rights Agreement or (iv) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (including by reason of a stop order or the Company’s failure to update such registration statement), subject to certain limited exceptions, then the Company has agreed to make pro rata payments to the Investor as liquidated damages in an amount equal to 1% of the aggregate amount paid by the Investors pursuant to the Securities Purchase Agreement per 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been filed or effective, as applicable, subject to certain caps set forth in the Registration Rights Agreement.

The Company has granted the Investors customary indemnification rights in connection with the registration statement. The Investors have also granted the Company customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Press Release

On April 30, 2026, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The information contained in this Form 6-K, excluding Exhibit 99.3, is hereby incorporated by reference into the Company’s registration Statement on Form F-3 (File No. 333-268071).

Exhibits

Exhibit 99.1    Form of Securities Purchase Agreement
Exhibit 99.2    Form of Registration Rights Agreement
Exhibit 99.3    Press release dated April 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: April 30, 2026	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President